This section of the quarterly report contains management's analysis of the financial performance of the Company and its financial position and it should be read in conjunction with the financial statements. Readers are cautioned that management's discussion and analysis contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the MDS Annual Report and Annual Information Form for fiscal 2001 for additional details regarding risks affecting the business.

MDS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL POSITION

FISCAL 2002 FOURTH QUARTER –

OVERVIEW –

Our fourth quarter marks the culmination of a successful year for MDS and we are pleased with the results our businesses delivered this year. The strong organic revenue growth demonstrated in our research services and analytical instruments businesses fueled our results for the quarter, capping impressive years for both. Revenue growth compared to the fourth quarter of fiscal 2001 was 11%, bringing overall revenue growth for the year to 10%. Based on this performance, operating income grew 20% compared to the fourth quarter last year, resulting in a 38% increase in operating income for the year. Earnings per share for the quarter were up 20% to 18¢.

Summary Consolidated Results	**Fourth Quarter**			**Full Year**		
	2002	**2001**	**Change (%)**	**2002**	**2001**	**Change (%)**
Revenues	475	428	11	1,792	1,636	10
Operating income	49	41	20	212	154	38
Basic earnings per share	$0.18	$0.15	20	$0.75	$0.83	(10)

[Tabular amounts are in millions of Canadian dollars, except where noted.]

The negative impact on earnings of MDS Proteomics increased this quarter following the tax reorganization of the company that was completed in August. Earnings per share from our core businesses in the Life Sciences and Health segments climbed 42% to 27¢ for the quarter. Items that have an impact on the comparability of earnings per share for the quarter and the full year are summarized below (fiscal 2001 figures are before goodwill amortization to be consistent with 2002):

	Fourth Quarter		Full Year	
	2002	**2001**	**2002**	**2001**
Earnings per share from core businesses	$0.27	$0.19	$1.02	$0.70
Restructuring activities, net	-	-	-	(0.03)
Gain from issue of shares by MDS Proteomics	-	-	-	0.33
Impact of MDS Proteomics	(0.09)	(0.04)	(0.27)	(0.17)
Basic earnings per share	$0.18	$0.15	$0.75	$0.83

Segment Results

Fourth Quarter

	2002			2001		
	Revenues	**Operating Income**	**Operating Margin (%)**	**Revenues**	**Operating Income**	**Operating Margin (%)**
Life Sciences	287	45	16	249	43	17
Health	188	18	10	178	13	7
Core Businesses	475	63	13	427	56	13
Proteomics	-	(14)	n/m	1	(15)	n/m
	475	49	10	428	41	10

Full Year

	2002			2001		
	Revenues	**Operating Income**	**Operating Margin (%)**	**Revenues**	**Operating Income**	**Operating Margin (%)**
Life Sciences	1,068	205	19	933	143	15
Health	721	59	8	700	64	9
Core Businesses	1,789	264	15	1,633	207	13
Proteomics	3	(52)	n/m	3	(53)	n/m
	1,792	212	12	1,636	154	9

Life Sciences –

Review of Operations – Revenues from Life Sciences businesses for the quarter were:

	2002	2001	Change (%)
Isotopes	91	89	2
Analytical instruments	57	43	33
Pharmaceutical research services	139	117	19
Total	287	249	15

Analytical instruments and research services continued their strong growth performance this quarter. Revenues were 33% and 19% higher, respectively, compared with the same period last year. Operating income from Life Sciences businesses was up 5% compared to 2001, and the margin was 16%, compared to 17% last year.

All of our research services businesses were up substantially compared to 2001. Global clinical research grew strongly in the latter half of this year with a significant impact on operating margins. Other trends within the research businesses continued during the fourth quarter. In particular, we continued to see strong sales to our generics customers.

Analytical instruments sold well across all models. Our Q TRAP™ and QSTAR™ models sold particularly well. Sales of our API 3000 model strengthened in the latter part of the year. We believe that the judgment against Micromass/Waters enjoining them against selling certain models in the US due to patent infringements contributed to the on going sales performance of this model. API 4000 sales strength was maintained, making this model the most successful new product ever introduced by MDS Sciex. Also in the quarter, we experienced strong demand for our E6100DRC model of inorganic analyzer.

Isotopes sales were up 2% for the fourth quarter compared to the same quarter last year. All lines of business contributed to this growth.

Capital expenditures - Purchases of capital assets in Life Sciences amounted to $36 million for the quarter compared to $2 million last year. Significant items of spending included progress on our Kanata, Ontario radiopharmaceutical manufacturing facility and our new Vancouver, British Columbia cyclotron, both in Canada.

Segment outlook – The Life Sciences segment drove MDS growth this year. Continued solid sales growth for the API 4000, a strong model launch for the Q TRAP™, and sustained demand for the API 3000, coupled with real improvement in research services, have positioned us well for fiscal 2003. While we expect research services growth rates to be sustained, year-over-year growth in analytical instruments may be less than that experienced in fiscal 2002 as all quarters this year included solid growth from the API 4000 model.

We expect improving growth from isotopes in 2003. Sales of Zevalin began to increase in October after the US Medicare billing codes were issued. In addition, we have taken steps to increase available cobalt supplies and this should impact sales increasingly as the year progresses.

Health –

Review of operations - Revenues from Health businesses in the quarter were:

	2002	2001	Change (%)
Canadian laboratories	104	90	16
US laboratories	39	31	26
Diagnostics	143	121	18
Distribution	45	57	(21)
Total	188	178	6

Diagnostics revenue growth in Canada reflects the impact of a new fee agreement in the province of British Columbia. The new agreement runs until March 2004 and ends a period of uncertainty that began with the change of government last year.

We are at the early stages of discussion with the Ontario Ministry of Health regarding the fee agreement that expires at the end of March 2003. There are a number of matters subject to discussion at this time and thus far we are pleased with the progress that has been made.

Health businesses generated an operating margin of 10%, which is up compared to the fiscal 2001 fourth quarter margin of 7%. The overall margin for the year in these businesses is down from 9% earned in fiscal 2001 to 8% this year. This is entirely attributable to the loss of $7 million incurred from the sale of Matrx in the second quarter. Excluding this loss, these businesses produced a margin identical to last year.

Source Medical revenues are level with last year and the drop in distribution over the comparative quarter reflects the sale of Matrx earlier this year.

Capital expenditures – Purchases of new capital assets by Health businesses totaled $4 million for the quarter compared to $9 million for the quarter last year.

Segment outlook – Revenue growth in our diagnostics business has primarily been a result of new fee agreements in Canada and the growth of community and outpatient testing in some of our US markets. We are cautiously optimistic that the fee negotiations in Ontario will take into account the growth in testing volumes in the province, along with the investments that we are making to improve the effectiveness of our laboratories. During the fourth quarter, we invested in new automated testing equipment that is expected to significantly reduce turn around time and improve the reliability of reported results for certain important tests.

Migration of our US-based esoteric testing to ARUP has been going well. We are confident that this new working relationship with ARUP will lead to greater success in attracting hospital partners.

We also expect Source Medical to perform better in 2003. A minor reorganization of operations has been completed and the focus is now on achieving efficiencies with the new customers added during the year.

Proteomics –

Review of operations – The operating loss from MDS Proteomics was $14 million for the quarter, including $3 million of depreciation and amortization. Spending for the fourth quarter was higher than earlier in the year due to costs incurred in connection with the reductions in certain of our operations. These reductions were designed to reduce the rate at which cash is being utilized in this business for fiscal 2003.

A tax restructuring of MDS Proteomics was completed at the beginning of the fourth quarter. As a result, we are no longer able to record the accounting benefit of tax losses being incurred by the company. We undertook this tax reorganization to gain access to tax assets accumulated by MDS Proteomics prior to July 31,2002 that could not otherwise be used by the company in the short term.

Capital expenditures – MDS Proteomics purchased $6 million of capital assets in the quarter by way of a capital lease. For the quarter last year, capital expenditures totaled $13 million.

Outlook and Risks – During the fourth quarter we took steps to conserve cash, including reducing operations at certain of our facilities. We are continuing negotiations on a number of possible collaborations and remain hopeful that additional financing will be available for this venture in the near future.

Corporate – Review of Operations

Net interest expense of $2 million was lower than the prior quarter and continues to reflect the favourable interest rate environment in North America. There has been no significant change in total long-term debt over the quarter. Subsequent to the end of the fourth quarter, we finalized the terms of a US$311 million private placement. The proceeds of this debt issue will be used to repay and cancel two tranches of our existing long-term bank debt that expire in 2003. The new debt issue consists of five separate series of senior unsecured notes payable, bearing fixed interest at rates between 5.15% and 6.19%. The notes have a maximum term of 12 years and repayments of principal begin in 2007.

As a result of a profitable year in Europe, we have been able to reduce our effective rate for core businesses to just over 41% for the year as a whole. The overall effective tax rate for the quarter was 43%. This is higher than the rate applicable to core businesses due to the lack of accounting benefit available from the MDS Proteomics losses. We expect the rate on core businesses to decline further in fiscal 2004 as rates are scheduled to drop in Canada.

Liquidity and Capital Resources –

Net cash on hand at October 31, 2002 was $184 million, down only slightly from July. Operating working capital was $101 million, an increase of $18 million from July. The increase is mostly due to increased net accounts receivable in our research services business.

At quarter-end, we had drawn approximately $516 million of our long-term debt facility. Although certain of this debt is due during 2003, we are reporting all of our term bank debt as long-term because of the recent private placement.

Outlook –

We finished fiscal 2002 well positioned. Revenue growth opportunities have been demonstrated in both research services and analytical instruments. We have an order backlog in both businesses as we enter fiscal 2003. We are pleased with the success that our API 4000 enjoyed this year and we are also happy with the market reception for our new Q TRAP™. We will be spending more in fiscal 2003 to develop other opportunities with these technologies and with technologies that we believe provide complementary opportunities in these markets.

Our strength in research services is displayed by fiscal 2002 contract wins, including a new Phase IV contract that we were awarded in the fourth quarter. This marks our first significant contract in this growing market.

Our isotope business is advancing and is better positioned as we enter the new year. The decision by the Canadian Nuclear Safety Commission to allow us to begin low-power commissioning of the first of two MAPLE reactors is good news and gives us increased confidence that the majority of regulatory concerns have been addressed by Atomic Energy of Canada Limited, our contractor for this project.

We are also close to easing the supply constraints that have affected our cobalt business over the past two years. The Pickering reactors are expected to release cobalt in early 2004, at the next planned maintenance shutdown. Meanwhile we have had some success in gaining access to a new supply for cobalt from global sources. There has been press coverage of financial difficulties being faced by British Energy, the owner of Bruce Power LP and operator of the reactor facility in Ontario. Our relationship with both Bruce Power LP and with Ontario Power Generation, the owner of the reactors, is good and we do not expect to be affected by any changes in ownership of Bruce Power.

While we have been disappointed by the regulatory delays that have slowed the launch of Zevalin, we are seeing signs that the issuance of billing codes is stimulating sales of the product. Furthermore, the announcement by Corixa, our development partner for iodine-labeled Bexxar™, that the FDA has referred Bexxar™ to the Oncology Drugs Advisory Committee and that Bexxar™ has been returned to active review status may be an indication that this radiotherapy is also closer to marketing approval.

The financial markets have been difficult for biotechnology companies this year. We are monitoring these markets, both for the impact on our own long-term investments, and for possible opportunities to invest in new technologies at attractive valuations. We carry venture investments in our books at cost. Many companies have had difficulty raising funds this year and from time to time it is a possibility that financings may occur at values that are lower than our current carrying value. This has not happened this year for any of our holdings and while we believe that our portfolio, taken as a whole, is reasonably valued, future financings may lead us to record provisions reducing the carrying value of some of these investments.

The size and success of our US private placement has reaffirmed the strength of our balance sheet. We expect to issue sufficient new debt to fully repay the majority of our existing bank debt at rates that are consistent with solid investment grade companies. Having extended the maturities of our debt, we are now well positioned financially going forward.